UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Urban Improvement Fund Limited – 1974

(Name of Issuer)

Units of limited partnership interest

(Title of Class of Securities)

N/A

(CUSIP Number)

John A. Taylor
Vice President
SP Millennium L.L.C.
1201 Third Avenue, Suite 5400
Seattle, Washington 98101
206-628-8031

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SP Millennium, L.L.C., EIN: 91-2016296

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,130 units of limited partnership

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,130 units of limited partnership

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,130 units of limited partnership

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SP Special L.L.C., EIN: 91-2163492

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,130 units of limited partnership

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,130 units of limited partnership

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,130 units of limited partnership

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SP Real Estate L.L.C., EIN: 91-2163492

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,130 units of limited partnership

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,130 units of limited partnership

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,130 units of limited partnership

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SP Investments II L.L.C., EIN: 91-2016532

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,130 units of limited partnership

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,130 units of limited partnership

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,130 units of limited partnership

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Orehek

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,130 units of limited partnership

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,130 units of limited partnership

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,130 units of limited partnership

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul H. Pfleger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,509 units of limited partnership

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,509 units of limited partnership

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,509 units of limited partnership

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the units of limited partnership interest (“Units”) of Urban Improvement Fund Limited – 1974, a California limited partnership (the “Issuer”).  The name and address of the principal executive offices of the Issuer is 1201 Third Avenue, Suite 5400 Seattle, WA 98101.

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”).

(a)           The names of the parties filing this statement (collectively, the “Reporting Persons”) are:

SP Millennium L.L.C. (“SP Millennium”);
SP Special L.L.C. (“SP Special”);
SP Real Estate L.L.C. (“SP Real Estate”);
SP Investments II L.L.C. (“SP Investments”);
John M. Orehek; and
Paul H. Pfleger.

(b) The business address for the Reporting Persons is 1201 Third Avenue, Suite 5400, Seattle, Washington 98101.

(c)  SP Millennium L.L.C.’s business involves purchasing limited partnership interests, making offers for limited partnership interests in limited partnerships, and purchasing real estate oriented debts.  SP Millennium L.L.C. is owned 90% by SP Special, which also serves as the managing member of SP Millennium, and 10% by John A. Taylor, a United States citizen.  SP Special is wholly owned by SP Real Estate, which is a wholly owned subsidiary of SP Investments.  SP Investments is owned 80% by Paul H. Pfleger and 20% by John M. Orehek.  SP Special, SP Real Estate and SP Investments are all engaged in the business of holding and investing in multi-family residential real estate.  The names, positions and business addresses of the managers, directors and executive officers of SP Millennium, SP Special, SP Real Estate and SP Investments, as well as a biographical summary of the present principal occupation or employment of such persons are set forth below.

Paul H. Pfleger:  Mr. Pfleger is 80% owner of SP Investments and President, director and 100% owner of Interfinancial Real Estate Management Company, the General Partner of the Issuer.  Mr. Pfleger also is Chairman of the Board of Security Properties Inc., (formerly Security Pacific, Inc.), an affiliate of the Reporting Persons.  The principal business of Security Properties Inc. is the administration of previously syndicated, subsidized multi-family residential real estate.

John M. Orehek:  Mr. Orehek is 20% owner of SP Investments, and Senior Vice President and director of Interfinancial Real Estate Management Company.  Mr. Orehek is also currently the Chief Executive Officer and President of Security Properties Inc., and the manager of SP Investments.

Michael G. Fulbright: Mr. Fulbright currently serves as Secretary of Interfinancial Real Estate Management Company.

John A. Taylor: Mr. Taylor is 10% owner and Vice President of SP Millennium and serves as Associate General Counsel to Security Properties, Inc.

(d) – (f)  Each director and executive officer listed above is a citizen of the United States of America.  SP Millennium, SP Special, SP Real Estate and SP Investments are all Washington limited liability companies.  None of the persons listed above or the Reporting Persons have been convicted in a criminal proceeding during the past five years, nor have they been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration

The requirement of the Reporting Persons to file this Schedule 13D was triggered by the purchase of 237 Units of limited partnership interest of the Issuer by SP Millennium L.L.C. pursuant to a tender offer dated March 16, 2004, as amended by a Supplement to the Offer to Purchase dated April 6, 2004 (the “Tender Offer”).  The Tender Offer expired on April 14, 2004.

SP Millennium will obtain the funds used and to be used in making the purchases, a total of $154,050, through a credit facility with Madrona Ridge L.L.C., a Washington limited liability company that is wholly owned by John M. Orehek, a minority owner in SP Investments and one of the indirect owners of SP Millennium.  Madrona Ridge L.L.C. may seek out and accept other individuals to participate in the credit facility loan.

The terms of the credit facility provide SP Millennium a credit line of $500,000 from which to draw funds, as a loan, to finance the purchase of Units in the partnership.  It is a condition of the credit facility that the funds advanced by Madrona Ridge L.L.C. for the purchase of Units not exceed fifty percent (50%) of the estimated liquidation value of the Units purchased.  Under the terms of the credit facility, the borrowed funds will bear interest at fifteen percent per year, payable monthly.  SP Millennium is required to repay the principal of the borrowed funds on or before December 31, 2005.  SP Millennium intends to repay the loan out of cash on hand, available through affiliates, or that it receives as distributions on its investments.  A copy of the Revolving Credit Facility and Loan Agreement is attached hereto as Exhibit B.

SP Millennium had previously reported, on an Amendment No. 2 to Schedule TO filed on April 20, 2004, that 252 Units were tendered pursuant to the Tender Offer and accepted for payment.  However, the partnership’s transfer agent later informed SP Millennium that 15 of these Units were not validly tendered, and therefore, 237 Units have been purchased by SP Millennium pursuant to the Tender Offer.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Units for investment purposes.  SP Millennium is in the business of acquiring direct and indirect interests in apartment properties.  As part of its business, SP Millennium and/or the other Reporting Persons may seek to acquire additional Units through open market purchases, privately negotiated transactions, a tender or exchange offer or other transaction or combination of the foregoing on such terms and at such prices as the Reporting Persons may determine, which may be different from the price paid in the recent Tender Offer by SP Millennium.  The Reporting Persons also reserve the right to dispose of Units that they have acquired or may acquire.

Except as set forth in the preceding paragraph, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date hereof, the Reporting Persons, with the exception of Mr. Pfleger, beneficially own 2,130 Units of limited partnership of the Issuer, representing 18.7% of the Units presently outstanding.  Mr. Pfleger is also the sole owner of Interfinancial Real Estate Management Company (“IREMCO”), a Washington corporation and the general partner of the Partnership.  IREMCO holds an additional 379 Units in the Partnership.  Therefore, Mr. Pfleger beneficially owns 2,509, or 22.0%, of the Units presently outstanding.

5(b)   The Reporting Persons, with the exception of Mr. Pfleger, share the power to vote or to direct the vote, and share power to dispose or to direct the disposition of the 2,130 Units held by SP Millennium.  Mr. Pfleger has shared voting and dispositive power over an additional 379 Units held by IREMCO; therefore, Mr. Pfleger shares the power to vote or to direct the vote, and shares power to dispose or to direct the disposition of 2,509 Units.

5(c)  During the past sixty days, SP Millennium purchased 237 Units at the purchase price of $650 cash per unit pursuant to a Tender Offer dated March 16, 2004 (as amended by a Supplement to the Offer to Purchase dated April 6, 2004).  The Tender Offer expired April 14, 2004.  SP Millennium accepted 237 Units for purchase and submitted properly completed transfer papers for 207 Units to the partnership’s transfer agent.  The effective date of the transfer of the 207 Units was May 1, 2004.  SP Millennium is obtaining additional transfer papers for the remaining 30 Units accepted for purchase.

5(d) None.
5(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SP Millennium has entered into an Agreement of Sale and Assignment with those limited partners who tendered their Units pursuant to the SP Millennium Tender Offer dated March 16, 2004.  The Units have been acquired in accordance with the terms of and conditions to the Tender Offer and by the former holders thereof entering into the Agreement of Sale and Assignment.

Madrona Ridge L.L.C., the lender under the SP Millennium credit facility, has taken a security interest in the 237 Units purchased by SP Millennium pursuant to its Tender Offer.  Upon default of SP Millennium under the credit facility, Madrona Ridge L.L.C. may sell or obtain ownership of these Units.

From time to time between March 2003 and December 2003, representatives of IREMCO, the Issuer’s general partner, have discussed with another limited partner possible transactions by which either the general partner or one of the Reporting Persons would acquire Units from the limited partner in exchange for interests in other partnerships owned by the general partner or the Reporting Persons.  These discussions terminated in December 2003 without any agreement being reached, and discussions have not been reinstated.  However, the

Reporting Persons reserve the right to enter into similar discussions or transactions in the future as any of them may deem necessary or appropriate in the future.

At various times within the past 24 months, SP Millennium has explored the possibility of undertaking a tender offer to purchase Units or engaging in other similar transactions involving the Issuer. Other than the SP Millennium Tender Offer dated March 16, 2004, SP Millennium and the other Reporting Persons do not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit A – Schedule 13D Joint Filing Agreement, dated May 7, 2004 by and among the Reporting Persons.
Exhibit B – Revolving Credit Facility and Loan Agreement by and between SP Millennium L.L.C. and Madrona Ridge L.L.C.
Exhibit C – Form of Agreement of Sale and Assignment (incorporated by reference to Exhibit (a)(2) of the Schedule TO filed by SP Millennium L.L.C. on March 16, 2004).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2004	SP MILLENNIUM L.L.C.

By: SP Special L.L.C., Manager
By: SP Real Estate L.L.C., its sole member
By: SP Investments II L.L.C., its sole member
	By:	/s/ John M. Orehek
John M. Orehek, Manager

SP SPECIAL L.L.C.
By: SP Real Estate L.L.C., its sole member
By: SP Investments II L.L.C., its sole member
	By:	/s/ John M. Orehek
John M. Orehek, Manager

SP REAL ESTATE L.L.C.
By: SP Investments II L.L.C., its sole member
	By:	/s/ John M. Orehek
John M. Orehek, Manager

SP INVESTMENTS II L.L.C.
	By:	/s/ John M. Orehek
John M. Orehek, Manager

/s/ Paul H. Pfleger
Paul H. Pfleger

/s/ John M. Orehek
John M. Orehek

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date:  May 7, 2004

SP MILLENNIUM L.L.C.

By: SP Special L.L.C., Manager
By: SP Real Estate L.L.C., its sole member
By: SP Investments II L.L.C., its sole member
By:	/s/ John M. Orehek
John M. Orehek, Manager

SP SPECIAL L.L.C.
By: SP Real Estate L.L.C., its sole member
By: SP Investments II L.L.C., its sole member
By:	/s/ John M. Orehek
John M. Orehek, Manager

SP REAL ESTATE L.L.C.
By: SP Investments II L.L.C., its sole member
By:	/s/ John M. Orehek
John M. Orehek, Manager

SP INVESTMENTS II L.L.C.
By:	/s/ John M. Orehek
John M. Orehek, Manager

/s/ Paul H. Pfleger
Paul H. Pfleger

/s/ John M. Orehek
John M. Orehek

Exhibit B

$500,000 REVOLVING CREDIT FACILITY
and
LOAN AGREEMENT

This Agreement, dated as of April 20, 2004, is entered into by and between: SP Millennium L.L.C., a Washington limited liability company (“Borrower”), whose address is:

Borrower:	SP Millennium L.L.C.
1201 Third Avenue, Suite 5400
Seattle, WA 98101
Attn: John Taylor

Tel: (206) 622-9900

Fax: (206) 628-8031

and Madrona Ridge L.L.C., a Washington limited liability company (“Lender”), whose address is:

Lender:

Madrona Ridge L.L.C.

1201 Third Avenue, Suite 5400

Seattle, WA 98101

Attn: John Orehek

Tel: (206) 628-8053

Fax: (206) 628-5173

RECITALS

A. Lender has agreed to make a loan to Borrower in an amount and for the purpose set forth below.

B. The parties hereto wish to define certain of their rights and obligations with respect to the loan and to set forth the terms and conditions of the loan.

AGREEMENTS

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein and in all other documents evidencing, securing, or otherwise relating to the Loan, the parties hereto agree as follows:

ARTICLE I.     DEFINITIONS

1.1          Terms Defined

As used herein, the following terms have the meanings set forth below:

“Affiliate” means a Person that now or hereafter, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Borrower.  A Person shall be deemed to control a corporation, partnership or other form of entity if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management of such corporation, partnership or entity whether through the ownership of voting securities, by contract, or otherwise.

“Agreement” means this credit agreement and includes all amendments to this Agreement.

“Applicable Law” means all applicable provisions and requirements of all (a) constitutions, statutes, ordinances, rules, regulations, standards, orders and directives of any Governmental Bodies, (b) Government Approvals and (c) orders, decisions, decrees, judgments, injunctions and writs of all courts and arbitrators, whether such Applicable Laws presently exist, or are modified, promulgated or implemented after the date hereof.

“Asset” shall mean any partnership interest, note receivable, claim or other asset acquired or owned by the Borrower and pledged as Collateral as security for a Funding pursuant to the Agreement.

“Borrower” means SP Millennium L.L.C. (“SPM”), a Washington state limited liability company.

“Borrowing Notice” has the meaning set forth in Section 4.6(a) hereof.

“Business Day” means any day on which dealings in deposits in United States dollars are conducted in the London Interbank Market, other than Saturday, Sunday or a day on which national banks in Seattle, Washington are authorized or required by law to be closed.

“Claims” has the meaning set forth in Section 10.12 hereof.

“Collateral” means all the property, real or personal, tangible or intangible, now owned or hereafter acquired, in which Lender has been or is to be granted a security interest by Borrower or any other Person, to secure the obligations of Borrower to Lender.

“Collateral Documents” means all security agreements, pledge agreements, commercial pledge and security agreements, deeds of trust, mortgages, financing statements and other instruments, agreements and documents now or hereafter in existence, whereby Borrower or any other Person has granted Lender a security interest in any portion of the assets of the grantor, and includes all renewals, replacements and amendments of the Collateral Documents.

“Default” means any condition or event that constitutes an Event of Default or with the giving of notice or lapse of time or both would, unless cured or waived, become an Event of Default.

“Funding” means any disbursement of the proceeds of the Loan.

“Indebtedness” means all items that in accordance with generally accepted accounting principles would be included in determining total liabilities as shown on the liabilities side of the balance sheet as of the date that “Indebtedness” is to be determined and in any event includes liabilities secured by any mortgage, deed of trust, pledge, lien, or security interest on property owned or acquired, whether or not such a liability has been assumed, and the guaranties, endorsements (other than for collection in the ordinary course of business) and other contingent obligations with regard to the obligations of other Persons.

 “Loan Documents” means this Agreement, the Note and the Collateral Documents, together with all other agreements, instruments and documents arising out of or relating to this Agreement or the Loan, and includes all renewals, replacements and amendments thereof.

“Loan” means the Revolving Loan and includes all renewals, replacements and amendments thereof.

“Loan Closing” shall mean the point in time when the Agreement has been mutually executed and all conditions precedent to initial funding have been satisfied.

“Note” means the Revolving Note and includes all renewals, replacements and amendments thereof.

“Note Rate” means the rate of interest set forth in Section 2.4.1.

“Participant” means any Person to which Lender sells a participation in the Loan.

“Person” means any individual, partnership, limited partnership, limited liability company, limited liability partnership, joint venture, firm, corporation, association, trust or other enterprise or any Governmental Body.

“Prime Rate” means the rate published, from time to time, by the Wall Street Journal.  If such published rate is unavailable, then Prime Rate shall mean the rate of interest announced by U. S. Bank (or such other bank that provides SPI with an operating line of credit), from time to time, as its reference rate.

 “Revolving Loan” has the meaning set forth in Section 2.1 hereof and includes all renewals, replacements and amendments of Revolving Loan.

“Revolving Note” has the meaning set forth in Section 2.3 hereof and includes all renewals, replacements and amendments of Revolving Note.

“SP2” means SP Investments II L.L.C., a Washington limited liability company, and its successors.

“SPI” means SP Investments Inc., a Washington corporation, and its successors.

“SPM Equity” in an Asset means the projected amount of cash SPM would receive if the property or asset underlying the Asset was sold in a hypothetical sale and sale proceeds flowed in accordance with the controlling agreement related to the Asset.  To determine the hypothetical sales price, the net operating income of such underlying property or asset for the most recent calendar year shall be capitalized at the capitalization rate of ten percent (10%) unless otherwise agreed between Borrower and Lender.

“Subsidiary” means any corporation, partnership or other form of entity, more than 50 percent of the stock or other equity interest of which is owned, directly or indirectly, by SPI or SP2.

 “Wholly-Owned Subsidiary” means any corporation, partnership or other form of entity, 100 percent of the stock or other equity interest of which is owned, directly or indirectly, by SPI or SP2.

1.2          Accounting Terms

Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with generally accepted accounting principles consistently applied.

1.3          Rules of Construction

Unless the context otherwise requires, the following rules of construction apply to the Loan Documents:

(a)           Words in the singular include the plural and in the plural include the singular.

(b)           Provisions of the Loan Documents apply to successive events and transactions.

(c)           In the event of any inconsistency between the provisions of this Agreement and the provisions of any of the other Loan Documents, the provisions of this Agreement govern.

1.4        Incorporation of Recitals and Exhibits

The foregoing recitals are incorporated into this Agreement by reference.  All references to “Exhibits” contained herein are references to exhibits attached hereto, the terms and conditions of which are made a part hereof for all purposes.

ARTICLE II.     REVOLVING LOAN

2.1          Revolving Loan Commitment

Subject to and upon the terms and conditions set forth herein and in reliance upon the representations, warranties and covenants of Borrower contained herein or made pursuant hereto, Lender will make Fundings to Borrower from time to time during the period commencing with the date of the Loan Closing and ending on December 31, 2004, but such Fundings shall not exceed, in the aggregate principal amount outstanding at any one time, $500,000 (the “Revolving Loan”).  Borrower may borrow, repay and reborrow hereunder either the full amount of Revolving Loan or any lesser sum, until December 31, 2004.

2.2          Use of Proceeds

The proceeds of Revolving Loan shall be used by Borrower for general business purposes.  The proceeds of Revolving Loan shall not be used for personal, family or household purposes or to purchase or carry any margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System) or to extend credit to others for the purpose of purchasing or carrying any margin stock.

2.3          Revolving Note

Revolving Loan shall be evidenced by a promissory note in the form attached hereto as Exhibit A (the “Revolving Note”).

2.4          Interest

2.4.1         Note Rate.  The outstanding principal balance of Revolving Loan, together with any collection costs, attorney’s fees, and other advances made by Lender under Revolving Loan, will accrue and pay monthly in arrears interest calculated at fifteen percent (15%) per annum (the “Note Rate”).

2.4.2       Default Rate.  Upon the occurrence of any Event of Default, and so long as such Event of Default is continuing, interest shall accrue on the outstanding principal balance of Revolving Loan, together with any other advances by Lender, at an annual rate equal to twenty percent (20%) (the “Default Rate”).  Accrual of interest at the Default Rate is designed to compensate Lender for certain damages caused by such default, including the additional expenses in servicing Revolving Loan, the loss to Lender of the money due, and the frustration to Lender in meeting its other financial commitments.  However, the accrual and payment of interest at the Default Rate shall not constitute a waiver of Lender’s right to demand an immediate cure of such default or to pursue any other default remedy.

2.4.3       Calculation of Interest.  All interest shall be calculated by applying the applicable interest rate over a year of 360 days, times the amount on which the interest is to accrue, times the actual number of days that amount is outstanding.  Interest shall be paid monthly on the last day of the month calculated by multiplying (a) the average outstanding balance of Revolving Loan during the preceding month times (b) the applicable Note Rate or Default Rate. Any payment not received by 5:00 p.m. Pacific Time will be treated as having been received by Lender on the next day, and interest shall continue to accrue until the next day. If interest is not paid on a monthly basis as required, it shall be compounded on the first day of each month.

2.4.4       Applicable Law.  Notwithstanding provision contained herein or in Revolving Note, the total liability of Borrower for payment of interest pursuant hereto, including late charges, shall not exceed the maximum amount of interest permitted by Applicable Law to be charged, collected or received from Borrower.  If any payments by Borrower include interest in excess of that maximum amount, Lender shall apply the excess first to reduce the unpaid balance of Revolving Loan, then to reduce the balance of any other Indebtedness of Borrower to Lender.  If there is not such Indebtedness, the excess shall be returned to Borrower.

2.5          Revolving Loan Term.  Revolving Loan will have a term that commences on the date of the Loan Closing and expires on December 31, 2005 (the “Revolver Term”), unless Lender accelerates Revolving Loan pursuant to an Event of Default, in which case Revolving Loan shall mature on the date of acceleration (the applicable date being referred to herein as the “Maturity Date”).

2.6          Repayment

(a)           On the last day of each month, Borrower shall pay Lender an amount equal to all accrued interest on Revolving Loan.

(b)           Borrower shall on December 31, 2005, pay Lender all outstanding principal, accrued interest and other charges with respect to Revolving Loan.

(c)           Borrower shall make mandatory re-payments of principal as provided under Section 4.7.

2.7          Late Charge.  At its option, and without waiver of Lender’s right to declare the entire sum of principal and interest due hereunder immediately payable upon an Event of Default, Lender shall be entitled to a late charge equal to five percent (5%) of the amount of any monthly interest or principal payment not received by the 10th day after the day on which such payment first became due.

2.8          Prepayment.  Borrower may prepay Revolving Loan in whole or in part at any time or times without premium or penalty of any kind, provided that Borrower shall have made all monthly interest payments and performed all other obligations under Revolving Loan.

2.9          (Reserved)

2.10        Credit Availability Fee.  During the portion of the Revolver Term commencing on the date of the Loan Closing and expiring on December 31, 2004, Borrower shall pay Lender a fee based upon the amount of unused credit available pursuant to the Agreement.  The fee, which will be calculated and payable monthly, shall equal the product of  (a) $500,000 less the average outstanding balance of Revolving Loan during the month, times (b) two percent (2.0%), divided by (c) twelve months.  The fee shall be paid on the last day of each month during the portion of the Revolver Term commencing on the date of the Loan Closing and expiring on December 31, 2004, and shall be pro-rated for partial months.

2.11        Funding Provisions.  Under Revolving Loan, Borrower shall be allowed Fundings secured by the Assets.  Each Funding secured by an Asset shall be in the amount requested by Borrower, but shall not exceed the lesser of (i) one hundred percent (100%) of SPM’s actual cash investment in the Asset, or (ii) fifty percent (50%) of SPM’s Equity in the Asset.  For each Funding, Borrower shall submit a Borrowing Notice representing Borrower’s cost and calculation of SPM Equity related to the Asset in the form attached hereto as Exhibit B.  Upon Lender’s written approval of the Borrowing Notice, Lender will advance the Funding and adjust the Revolving Note accordingly.  Borrower may consolidate the Borrowing Notices for Fundings secured by multiple Assets.

ARTICLE III.        (RESERVED)

ARTICLE IV.     GENERAL PROVISIONS APPLICABLE TO THE LOAN

4.1          Manner of Payment

All sums payable to Lender pursuant to this Agreement shall be paid directly to Lender in immediately available United States funds.  Whenever any payment to be made hereunder or on the Note becomes due and payable on a day that is not a Business Day, such payment may be made on the next succeeding Business Day and such extension of time shall in such case be included in computing interest on such payment.

4.2          Statements

Borrower shall send Lender statements of all amounts due hereunder; the statements shall be considered correct and conclusively binding, absent manifest error, on Borrower unless Lender notifies Borrower to the contrary within thirty (30) days of receipt of any statement that Lender claims to be incorrect.  Borrower agrees that accounting entries made by Lender with respect to Borrower’s loan accounts shall constitute evidence of all Fundings made under and payments made on the Loan.  Without limiting the methods by which Lender may otherwise be entitled by Applicable Law to make demand for payment of the Loan upon Borrower, Borrower agrees that any statement, invoice, or payment notice from Lender to Borrower with respect to any principal or interest obligations of Borrower to Lender shall be deemed to be a demand for payment in accordance with the terms of such statement, invoice or payment notice.  Under no circumstances shall a demand by Lender for partial payment of principal or interest or both be construed as a waiver by Lender of its right thereafter to demand and receive payment (in part or in full) of any remaining principal or interest obligation.

4.3          Book Entry Loan Accounts

Borrower on behalf of Lender shall establish book entry loan accounts for the Loan in which Borrower will make entries of all Fundings pursuant to the terms of this Agreement.  Borrower will also record in the applicable loan accounts, in accordance with customary banking practices, all interest and other charges, expenses and other items properly chargeable to Borrower, if any, together with all payments made by Borrower on account of the Indebtedness evidenced by Borrower’s respective loan accounts and all other sums credited to the respective loan accounts.  The balance of Borrower’s respective loan accounts shall reflect the amount of Borrower’s Indebtedness to Lender from time to time by reason of advances, charges, payments or credits.  Borrower shall make all books and records relating to the book entry loan accounts available to Lender on an “as requested” basis.

4.4          Rate Provisions

(a)           Notwithstanding any other term of this Agreement, if an Event of Default hereunder has occurred and is continuing, the Revolving Loan shall not bear interest at the Note Rate, but rather shall bear interest at the Default Rate, subject to the provisions of Section 2.4.2 hereof.

(b)           Nothing contained in this Agreement shall be construed to prejudice Lender’s right to decline to make any requested Funding provided that Lender acts in accordance with the provisions of this Agreement.

4.5          Extensions, Renewals and Modifications

Any extensions, renewals and modifications of the Loan shall be governed by the terms and conditions of this Agreement and the other Loan Documents unless otherwise agreed to in writing by Lender and Borrower.

4.6          Fundings

(a)           Lender is hereby authorized by Borrower to make Fundings under the Loan upon receipt for each Funding of an oral or a written request therefore (including written requests communicated by facsimile) (“Borrowing Notice”) from Borrower or John Taylor, each of whom is authorized to request Fundings and direct the disposition of any such Fundings until written notice by Borrower of the revocation of such authority is received by Lender.  Lender may, but need not, require that any oral request for a Funding be confirmed in writing.  Any such Funding shall be conclusively presumed to have been made to or for the benefit of Borrower when made in accordance with such a request and direction for disposition or when such Funding is deposited to the credit of the account of Borrower at any bank with directions to credit the same to the account of Borrower at such bank, regardless of whether persons other than those authorized hereunder to make requests for Fundings have authority to draw against any such account.

(b)           Borrower acknowledges that Lender cannot effectively determine whether a particular request for a Funding is valid, authorized or authentic.  It is nevertheless important to Borrower that it has the privilege of making requests for Fundings in accordance with Section 4.6 hereof.  Therefore, to induce Lender to lend funds in response to such requests and in consideration for Lender’s agreement to receive and consider such requests, Borrower assumes all risk of the validity, authenticity and authorization of such requests, whether or not the individual making such requests has authority to request Fundings and whether or not the aggregate sum owing exceeds the maximum principal amount referred to above.  Lender shall not be responsible under principles of contract, tort, or otherwise for the amount of an unauthorized or invalid Funding; rather, Borrower agrees to repay any sums with interest as provided herein.

(c)           Any Funding from Revolving Loan pursuant to this Section 4.6 shall be deemed to have been requested by Borrower under the terms of the Revolving Note.  Lender shall not be required to make any Funding to Borrower under this Section 4.6(c) if (a) as a result of such Funding, the aggregate outstanding principal amount of Revolving Loan would exceed the amount of the commitment under Revolving Note, (b) the Funding would otherwise result in a breach of any of Borrower’s obligations to Lender, (c) there exists an Event of Default, or (d) Lender in good faith elects not to make the Funding for any reason.

4.7          Mandatory Principal Repayments.  In the event the Borrower receives a payment resulting from a Capital Transaction related to an Asset upon which a Funding has been based, the Borrower shall make a mandatory repayment of Loan principal to Lender as provided herein.

4.7.1       Capital Transactions and Liquidity Events.  Capital Transactions shall mean a Liquidity Event related to an Asset. Liquidity Events involve the sale of the Asset or the sale or refinancing of any property directly or indirectly owned by Borrower or any other capital event which result in cash distributions to Borrower pursuant to its ownership rights related to the Asset.

4.7.2       Timing and Amount of Payment. Within three (3) days of its receipt of any proceeds resulting from a Capital Transaction, Borrower shall pay Lender an amount which equals one hundred and ten percent (110%) of the Funding originally related to the Capital Transaction Asset, except in the circumstance of a refinancing of a property directly or indirectly owned by Borrower, in which case Borrower shall pay Lender an amount which equals the lesser of (a) one hundred and ten percent (110%) of the Funding originally related to the Capital Transaction Asset, or (b) one hundred percent (100%) of proceeds received by Borrower attributable to the Capital Transaction.

ARTICLE V.              CONDITIONS PRECEDENT FOR FUNDINGS UNDER THE LOAN

5.1          Conditions Precedent for Initial Funding

Lender shall not be required to make the initial Funding under the Loan unless or until the following conditions have been fulfilled to the satisfaction of Lender:

(a)           Lender shall have received this Agreement and the Note, duly executed and delivered by the respective parties thereto.

(b)           Lender shall have received a written request for Funding (the “Borrowing Notice”) from Borrower.

(c)           Lender shall have received, duly executed and delivered by Borrower, a commercial pledge and security agreement in the form attached hereto as Exhibit C for each Asset related to the Borrowing Notice.

(d)           Lender shall have received, duly executed and delivered by Borrower a Form UCC-l in the form satisfactory to Lender’s counsel.

(e)         Lender shall have received, duly executed and delivered by Borrower’s affiliates, SP Investments Inc. and SP Investments II LLC, a Guaranty Agreement in the form attached as Exhibit D.

(f)            No Default or Event of Default hereunder shall exist, and after having given effect to the requested Funding, no Default or Event of Default shall exist.

(g)           All representations and warranties of Borrower contained herein or otherwise made in writing in connection herewith shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date of the initial Funding.

5.2          Conditions Precedent to Each Subsequent Funding

The obligation of Lender to make any Funding subsequent to the initial Funding hereunder is subject to the fulfillment, to the satisfaction of Lender, of the following:

(a)           The conditions set forth in Section 5.1 hereof shall have been previously satisfied, and Lender shall have received evidence satisfactory to Lender of satisfaction thereof.

(b)           Lender shall have received a Borrowing Notice for each requested Funding under the Loan.

(c)           Lender shall have received, duly executed and delivered by Borrower, a commercial pledge and security agreement in the form attached hereto as Exhibit C for each Asset related to a Borrowing Notice.

(d)           Lender shall have received, duly executed and delivered by Borrower a Form UCC-l in the form satisfactory to Lender’s counsel.

(e)           There shall be executed and delivered to Lender such further instruments, agreements and documents, as may be reasonably necessary or proper in the opinion of Lender to confirm the obligations of Borrower to Lender hereunder, the grant of security therefore and the proper use of the proceeds of all Fundings.

(f)            The representations and warranties of Borrower in Article VIII hereof shall be true on the date of each Funding with the same force and effect as if made on and as of that date.

(g)           No Default or Event of Default shall exist, and after having given effect to the requested Funding, no Default or Event of Default shall exist.

(h)           To the extent not previously delivered, all other documents, agreements and instruments from or with respect to Borrower or any other Person that may be called for hereunder shall be duly executed and delivered to Lender, including but not limited to all documents, agreements and instruments deemed necessary by Lender to perfect its security interest in Collateral acquired after the date of this Agreement.  For the purposes of this Agreement, the waiver of delivery of any document, agreement, or instrument from or with respect to Borrower or any other Person does not constitute a continuing waiver with respect to the obligation to fulfill the conditions precedent to each Funding hereunder.

ARTICLE VI.        AFFIRMATIVE COVENANTS

Borrower hereby covenants and agrees that so long as this Agreement is in effect, and until the Loan, together with interest thereon, and all other obligations incurred hereunder is paid or satisfied in full, Borrower shall:

6.1          Financial Data

Keep its books of account in accordance with generally accepted accounting principles, consistently applied, and furnish to Lender:

(a)           As soon as practicable and in any event within 90 days after the close of each calendar year, financial statements of Borrower for each such year, in a form reasonably acceptable to Lender and certified by Borrower to be true and correct, as well as copies of Borrower’s federal income tax return each year within 30 days after the filing thereof.

(b)           As soon as practicable and in any event within 120 days after the close of each fiscal year of SPI, SP2 and their subsidiaries on a consolidated basis in accordance with generally accepted accounting principles, the following financial statements of SPI and SP2, to the extent available to Borrower, setting forth the corresponding figures for the previous fiscal year in comparative form where appropriate, all in reasonable detail and reviewed by SPI’s current in-house certified public accountant or such independent certified public accountants selected by Lender:  balance sheet, statement of income and statement of cash flows.  To the extent available, Borrower shall provide Lender with a copy of its independent certified public accountants’ management letter or other similar report or correspondence to Borrower.

(c)           With reasonable promptness, such other information regarding the business, operations and financial condition of Borrower as Lender may from time to time reasonably request.

6.2          Maintenance of Properties and Assets

Keep Borrower’s properties and other assets in good repair and in good working order and condition, in a manner consistent with past practices and comparable to industry standards; from time to time make all appropriate and proper repairs, renewals, replacements, additions and improvements thereto; and keep all equipment that may now or in the future be subject to compliance with any Applicable Laws in full compliance with such Applicable Laws.

6.3          Payment of Charges

Duly pay and discharge all material (a) taxes, assessments, levies and any other charges of Governmental Bodies imposed on or against Borrower or its property or assets, or upon any property leased by Borrower, prior to the date on which penalties attached thereto, unless and to the extent only that such taxes assessments, levies and any other charges of Governmental Bodies, after written notice thereof having been given to Lender, are being contested in good faith and by appropriate proceedings; (b) claims allowed by Applicable Laws, whether for labor, materials, rentals, or anything else, which could, if unpaid, become a lien or charge upon Borrower’s property or assets, or the outstanding ownership interests of Borrower or adversely affect the facilities or operations of Borrower (unless and to the extent only that the validity thereof is being contested in good faith and by appropriate proceedings after written notice thereof has been given to Lender);  (c) trade bills in accordance with the terms thereof or generally prevailing industry standards; and (d) other Indebtedness heretofore or hereafter incurred or assumed by Borrower, unless such Indebtedness be renewed or extended.  In the event any charge is being contested by Borrower, as allowed above, Borrower shall establish adequate reserves against possible liability therefore.

6.4          Insurance

(a)           Maintain insurance upon Borrower’s properties and business insuring against such risks as Lender shall reasonably determine from time to time.

(b)           From time to time upon request by Lender, promptly furnish or cause to be furnished to Lender evidence, in form and substance satisfactory to Lender, of the maintenance of all insurance, indemnities, or bonds required by this Section 6.4 or by any license, lease, or other agreement to be maintained, including but not limited to such originals or copies as Lender may request of policies, certificates of insurance, riders, assignments and endorsements relating to the insurance and proof of premium payments.

6.5          Maintenance of Records

Keep at all times books of account and other records in which full, true and correct entries will be made of all dealings or transactions in relation to the business and affairs of Borrower.

6.6          Inspection

Allow any representative of Lender to visit and inspect any of the properties of Borrower, to examine the books of account and other records and files of Borrower, to make copies thereof and to discuss the affairs, business, finances and accounts of Borrower with Borrower’s officers, employees and accountants, all at such reasonable times and as often as Lender may desire.  This right of inspection shall specifically include Lender’s collateral and financial examinations.

6.7          Corporate Existence

Maintain and preserve the entity existence of Borrower.

6.8          Notice of Disputes and Other Matters

Promptly give written notice to Lender of:

(a)           Any citation, order to show cause, or other legal process or order that could have a material adverse effect on Borrower.

(b)           Any actions, proceedings, or claims of which Borrower may have notice that may be commenced or asserted against Borrower in which the amount involved is $100,000 or more and is not fully covered by insurance or which, if not solely a claim for monetary damages, could, if adversely determined, have a material adverse effect on Borrower.

6.9          Exchange of Note

Upon receipt of a written notice of loss, theft, destruction, or mutilation of the Note, and upon surrendering the Note for cancellation if mutilated, execute and deliver a new Note or a Note of like tenor in lieu of such lost, stolen, destroyed or mutilated Note.  Any Note issued pursuant to this Section 6.9 shall be dated so that neither gain nor loss of interest shall result therefrom.

6.10        Maintenance of Liens

At all times maintain the liens and security interests provided under or pursuant to this Agreement and the Collateral Documents as valid and perfected first liens and security interests on the property and assets intended to be covered thereby.  Except as contemplated under Section 7.2, hereof Borrower shall take all action requested by Lender necessary to assure that Lender has valid and exclusive liens and security interests in all Collateral.

6.11        Other Agreements

Comply with all covenants and agreements set forth in or required pursuant to any of the other Loan Documents.

6.12        Further Assurances

Within five days of request by Lender, duly execute and deliver or cause to be duly executed and delivered to Lender such further instruments, agreements and documents and do or cause to be done such further acts as may be necessary or proper in the reasonable opinion of Lender to carry out more effectively the provisions and purposes of this Agreement and the other Loan Documents.

ARTICLE VII.      NEGATIVE COVENANTS

Borrower covenants and agrees that until the Loan, together with interest thereon, and all other obligations incurred hereunder are paid or satisfied in full, Borrower shall not, without the prior written consent of Lender:

7.1          Other Indebtedness

Create, incur, assume, or suffer to exist, contingently or otherwise, any Indebtedness or permit Borrower or its subsidiaries to create, incur, assume, or suffer to exist, contingently or otherwise, any Indebtedness except (a) Indebtedness represented by the Note; (b) accounts and other current payables arising from the ordinary course of business; (c) Indebtedness to Equity Resource Fund XXII in the principal amount of approximately $3,923,000; (d) Indebtedness to Affiliates of Borrower for operating expenses and the purchase of Assets; and (e) additional Indebtedness outstanding or committed to at any time (including but not limited to indebtedness evidenced by notes, bonds, debentures, leases, purchase agreements and other contractual obligations) not in excess of an aggregate amount at any one time outstanding of $500,000.  Notwithstanding clause (e) above, Borrower shall not guarantee or become contingently liable for the obligation of any Person except as provided for herein.  Except as set forth in Section 7.2 hereof, none of the additional indebtedness permitted by this Section 7.1 shall be secured by Collateral.

7.2          Liens

Contract, create, incur, assume, or suffer to exist any mortgage, pledge, lien, or other charge or encumbrance of any kind (including but not limited to the charge upon property purchased under conditional sales or other title retention agreements) upon or grant any interest in any of the Collateral, except (a) liens granted pursuant to this Agreement or the Collateral Documents; (b) liens in connection with worker’s compensation, unemployment insurance, or other social security obligations; (c) liens for taxes, assessments, levies, or charges of Governmental Bodies imposed upon Borrower or its property, operations, income, products, or profits that are not at the time due or payable or for which, if the validity thereof is being contested in good faith by legal or administrative proceedings, appropriate reserves have been established; (d) liens that are not consensual arising by operation of law out of judgments or awards with regard to which Borrower shall be prosecuting an appeal in good faith and for which a stay of execution has been issued and appropriate reserves established; and (e) the liens existing as of the date of this Agreement.

7.3          Change in Documents

Amend, supplement, terminate, or otherwise modify in any material way Borrower’s articles of formation, contracts, or other documents delivered to Lender hereunder or executed in connection herewith.

7.4          Control

Enter into any agreement (other than employment agreements) with any Person that confers upon such Person the right or authority to control or direct a major portion of the business or assets of Borrower.

ARTICLE VIII.     REPRESENTATIONS AND WARRANTIES

In order to induce Lender to enter into this Agreement and to make the Loan as herein provided, Borrower hereby makes the following representations, covenants and warranties, all of which shall survive the execution and delivery of this Agreement and shall not be affected or waived by any inspection or examination made by or on behalf of Lender:

8.1          Entity Status

Borrower is a limited liability company organized and validly existing under the laws of the state of Washington.  Borrower has the power and authority to own its property and assets and to transact the business in which it is engaged or presently proposes to engage.  Borrower is qualified to do business in all states except where the failure to be qualified could not have a material adverse effect on Borrower.

8.2          Power and Authority

Borrower has the power to execute, deliver and carry out the terms and provisions of this Agreement and each of the Loan Documents, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement and the other Loan Documents, and the borrowings hereunder.  The making and delivery of the Note and all Loan Documents and instruments issued or to be issued hereunder, when executed and delivered pursuant hereto, constitute or will constitute the authorized, valid and legally binding obligations of Borrower enforceable in accordance with their respective terms.

8.3          No Violation of Agreements

Borrower is not in default under any material provision of any agreement to which it is a party or in violation of any Applicable Laws.  The execution and delivery of this Agreement, the Note, the other Loan Documents and the instruments incidental hereto; the consummation of the transactions herein or therein contemplated; and compliance with the terms and provisions hereof or thereof by Borrower (a) will not violate any material Applicable Law, and (b) will not conflict or be inconsistent with; result in any breach of any of the material terms, covenants, conditions, or provisions of; constitute a default under; or result in the creation or imposition of (or the obligation to impose) any lien, charge, or encumbrance upon any of the property or assets of Borrower pursuant to the terms of any material agreement or other instrument to which Borrower is a party or by which Borrower may be bound, or to which Borrower may be subject.

8.4          Recording and Enforceability

Neither the articles of formation, bylaws, or other applicable corporate or entity documents of Borrower nor other agreements require recording, filing, registration, notice, or other similar action in order to insure the legality, validity, binding effect, or enforceability against all Persons of this Agreement, the Note, or other Loan Documents executed or to be executed hereunder, other than filings or recordings that may be required under the Uniform Commercial Code.

8.5          Litigation

There are no actions, suits, or proceedings pending or threatened against or affecting Borrower that could have a material adverse effect on Borrower or the Collateral.  Borrower is not in default under any material provision of any Applicable Law that could have a material adverse effect on Borrower or on the Collateral.

8.6          Good Title to Properties

Borrower has good and marketable title to, or a valid leasehold interest in, its property and assets, subject to no liens, mortgages, pledges, encumbrances, or charges of any kind, except those permitted under the provisions of Section 7.2 hereof.

8.7          Financial Statements

The (a) reviewed financial statements of Borrower dated December 31, 2002, and all schedules and notes included in such financial statements and (b) unaudited financial statements of Borrower dated December 31, 2003 that have heretofore been delivered to Lender are true and correct in all material respects and present fairly (i) the financial position of Borrower as of the date of said statements and (ii) the results of operations of Borrower for the periods covered thereby. All such financial statements have been prepared in accordance with generally accepted accounting principles consistently applied.  There has been no material adverse change in the operations, business, property, assets, or condition (financial or otherwise) of Borrower since December 31, 2003.

8.8          Outstanding Indebtedness

Other than current trade payables and as otherwise disclosed to Lender Borrower has no Indebtedness, including but not limited to Indebtedness to Affiliates, that is not listed on the unaudited financial statements of Borrower dated December 31, 2003.

8.9          Disclosure

To the best of Borrower’s knowledge, the exhibits hereto, the financial information and statements referred to in Section 8.7 hereof, any certificate, statement, report or other document furnished to Lender by Borrower or any other Person on behalf of Borrower in connection herewith or in connection with any transaction contemplated hereby and this Agreement do not contain any untrue statements of material fact or omit to state any material fact necessary in order to make the statements contained therein or herein not misleading.

ARTICLE IX.       EVENTS OF DEFAULT; REMEDIES

9.1          Events of Default

“Event of Default”, wherever used herein, means any one of the following events (whatever the reason for the Event of Default, whether it shall relate to one or more of the parties hereto and whether it shall be voluntary or involuntary or be pursuant to or affected by operation of Applicable Law):

(a)           If Borrower fails to pay the principal of or any installment of interest on the Note within five business days from the date when due, whether at scheduled maturity, by acceleration or otherwise; or

(b)           If any Indebtedness of Borrower for money borrowed or credit extended in excess of $200,000 becomes or is declared due and payable (after any applicable grace period) prior to the stated maturity thereof or is not paid as and when it becomes due and payable, or if any event occurs which constitutes an event of default under any instrument, agreement, or evidence of Indebtedness relating to any such obligation of Borrower; or

(c)           If any representation or warranty (i) made by Borrower in this Agreement or (ii) made by Borrower, or any other Person in any document, certificate, or statement furnished pursuant to this Agreement or in connection herewith, is false or misleading in any material respect; or

(d)           If Borrower fails to observe or perform any term, covenant or agreement to be performed or observed pursuant to Articles VI and VII hereof; or

(e)           If Borrower fails to observe or perform (not otherwise specified in this Article IX) any term, covenant or agreement to be performed or observed pursuant to the provisions of this Agreement, the other Loan Documents, or any other agreement incidental hereto and such default is not cured pursuant to Section 9.2(b); or

(f)            If Borrower suspends or discontinues its business, or if Borrower makes an assignment for the benefit of creditors or a composition with creditors, is unable or admits in writing its inability to pay its debts as they mature, files a petition in bankruptcy, becomes insolvent (howsoever such insolvency may be evidenced), is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for the appointment of any receiver, liquidator, or trustee of or for it or any substantial part of its property or assets, commences any proceeding relating to it under any Applicable Law of any jurisdiction whether now or hereafter in effect relating to bankruptcy, reorganization, arrangement, readjustment of debt, receivership, dissolution, or liquidation; or

(g)           If any material adverse change in the business or financial condition of Borrower occurs, or if any event occurs that materially increases Lender’s risk or materially impairs the Collateral.

9.2          Acceleration; Remedies

(a)           Upon the occurrence of any Event of Default or at any time thereafter, if any Event of Default is then continuing, Lender may, by written notice to Borrower, declare the entire unpaid principal balance or any portion of the principal balance of the Note and interest accrued thereon to be immediately due and payable by the maker thereof; and such principal and interest shall thereupon become and be immediately due and payable, without presentation, demand, protest, notice of protest, or other notice of dishonor of any kind, all of which are hereby expressly waived by Borrower.  Notwithstanding the foregoing, upon the occurrence of any Event of Default described in Section 9.1(f) hereof, the entire unpaid principal balance of the Loan and interest accrued thereon shall be immediately and without notice be due and payable by the maker thereof without presentation, demand, protest, notice of protest, or other notice of dishonor of any kind, all of which are hereby expressly waived by Borrower.  In either event, Lender may proceed to protect and enforce its rights hereunder or realize on any or all security granted pursuant hereto in any manner or order it deems expedient without regard to any equitable principles of marshaling or otherwise.  All rights and remedies given by this Agreement, the Note and the other Loan Documents are cumulative and not exclusive of any thereof or of any other rights or remedies available to Lender; no course of dealing between Borrower and Lender or any delay or omission in exercising any right or remedy shall operate as a waiver of any right or remedy; and every right and remedy may be exercised from time to time and as often s deemed appropriate by Lender.

(b)           If any event or condition described in Section 9.1(e) occurs and is curable, it may be cured (and no Event of Default will have occurred) if Borrower after receiving written notice from Lender demanding cure of such default:  (i) cures the default within 30 days, or (ii) if the cure requires more than 30 days, then immediately initiates steps which Lender deems in Lender’s sole discretion to be sufficient to cure the Default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical, but in no event later than 90 days after the written notice from Lender previously referred to in this sentence.

ARTICLE X.             MISCELLANEOUS

10.1        Notices

All notices, requests, consents, demands, approvals and other communications hereunder shall be deemed to have been duly given, made, or served if made in writing and delivered personally, sent via facsimile, or mailed by first-class mail, postage prepaid, to the respective parties to this Agreement as follows:

(a)           If to Borrower:

SP Millennium L.L.C.

1201 Third Avenue, Suite 5400

Seattle, WA  98101

Attention:  John Taylor

Facsimile #:  (206) 628-8031

(b)           If to Lender:

Madrona Ridge L.L.C.

1201 Third Avenue, Suite 5400

Seattle, WA  98101

Attention:  John Orehek

Facsimile #:  (206) 628-5173

The designation of the person to be so notified or the address of such persons for the purposes of such notice may be changed from time to time by similar notice in writing, except that any communication with respect to a change of address shall be deemed to be given or made when received by the party to whom such communication was sent.

10.2        Payment of Expenses

In addition, if there shall occur any Default or Event of Default, Lender shall be entitled to recover any costs and expenses incurred in connection with the preservation of rights under, and enforcement of, the Loan Documents, whether or not any lawsuit or arbitration proceeding is commenced, in all such cases, including, without limitation, reasonable attorneys’ fees and costs (including the allocated fees of internal counsel).  Costs and expenses as referred to above, shall include, without limitation, a reasonable hourly rate for collection personnel, whether employed in-house or otherwise, overhead costs as reasonably allocated to the collection effort and all other expenses actually incurred.

10.3        Setoff

Borrower hereby pledges and gives to Lender, and any Participant, for the amount of all past, present and future Indebtedness of Borrower of Lender, a lien and security interest in the balance of any deposit account maintained by Borrower at Lender or any Participant.  In the case of Borrower’s Default hereunder, Borrower hereby authorizes Lender or any such Participant at Lender’s sole option, at any time and from time to time, to apply to the payment of all or any portion of the Loan or other Indebtedness of Borrower to Lender, any deposit balance or balances now or hereafter in the possession of Lender or such Participant that belong to or are owed to Borrower.

10.4        Waiver of Setoff

In the event that Lender sells all or any portion of the Loan to any Participant, Borrower hereby waives the right to interpose any setoff, counterclaim, or cross-claim (other than compulsory counterclaims or cross-claims) in connection with any litigation or dispute under this Agreement, regardless of the nature of such setoff, counterclaim, or cross-claim.

10.5        No Waiver

No failure or delay on the part of Lender or the holder of the Note in exercising any right, power, or privilege hereunder and no course of dealing between Borrower and Lender or the holder of the Note shall operate as a waiver thereof.

10.6        Entire Agreement and Amendments

This Agreement represents the entire agreement between the parties hereto with respect to the Loan and the transactions contemplated hereunder and, except as expressly provided herein, shall not be affected by reference to any other documents.  This Agreement, or any provision hereof, may not be changed, waived, discharged, or terminated orally, but only by an instrument in writing, signed by the party against whom enforcement of the change, waiver, discharge, or termination is sought.

10.7        Benefit of Agreement

This Agreement is binding upon and insures to the benefit of Borrower and Lender and their successors and assigns and all subsequent holders of the Note or any portion thereof.  Borrower expressly acknowledges that Lender is not prohibited or restricted from assigning rights or participations hereunder or any portion thereof to another Person.  Borrower, however, is precluded from assigning any of its respective rights or delegating any of its obligations hereunder or under any of the other agreements between Borrower and Lender without the prior written consent of Lender.

10.8        Severability

If any provision of this Agreement or any of the Loan Documents is held invalid under any Applicable Laws, such invalidity shall not affect any other provision of this Agreement that can be given an effect without the valid provision and, to this end, the provisions hereof are severable.

10.9        Descriptive Headings

The descriptive headings of the several sections of this Agreement are inserted for convenience only and do not affect the meaning or construction of any of the provisions hereof.

10.10      Governing Law

This Agreement and the rights and obligations of the parties hereunder and under the other Loan Documents shall be construed in accordance with and shall be governed by the laws of the state of Washington without regard to the choice of law rules thereof.

10.11      Consent to Jurisdiction, Service and Venue

For the purpose of enforcing payment of the Note, performance of the obligations under the Note, any arbitration award under the other Loan Documents, or otherwise in connection herewith, Borrower hereby consents to the jurisdiction and venue of the courts of the state of Washington or of any federal court located in such state including but not limited to the Superior Court of Washington for King County and the United States District Court for the Western District of Washington.  Borrower hereby waives the right to contest the jurisdiction and venue of courts located in King County, Washington, on the ground of inconvenience or otherwise and waives any right to bring any action or proceeding against Lender in any court outside King County, Washington.  The provisions of this Section 10.11 do not limit or otherwise affect the right of Lender to institute and conduct action in any other appropriate manner, jurisdiction or court.

10.12      Arbitration

(a)           Either Borrower or Lender may require that all disputes, claims, counterclaims and defenses, including those based on or arising from any alleged tort (“Claims”) relating in any way to the Loan be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association and Title 9 of the U.S. Code.  All Claims will be subject to the statutes of limitations that would be applicable if they were litigated.

(b)           This provision is void if the Loan, at the time of the proposed submission to arbitration, is directly secured by real property located outside of Washington or if the effect of the arbitration procedure (as opposed to any Claims of Borrower) would be to materially impair Lender’s ability to realize on any Collateral pursuant to an arbitration ruling favorable to Lender.

(c)           If arbitration occurs and each party’s Claim is less than $100,000, one neutral arbitrator will decide all issues; if either party’s Claim is more than $100,000, three neutral arbitrators will decide all issues.  All arbitrators will be active Washington State Bar members in good standing.  All arbitration hearings will be held in Seattle, Washington.  In addition to all other powers, the arbitrator or arbitrators shall have the exclusive right to determine all issues of arbitrability and shall have the authority to issue subpoenas.  Judgment on any arbitration award may be entered in any court with jurisdiction.

(d)           If either party institutes any judicial proceeding relating to the Loan, that action shall not be a waiver of the right to submit any Claim to arbitration.  In addition,

each has the right before, during and after any arbitration to exercise any number of the following remedies, in any order or concurrently:  (i) setoff, (ii) self-help repossession, (iii) judicial or nonjudicial foreclosure against real or personal collateral, and (iv) provisional remedies, including injunction, appointment of a receiver, attachment, claim and delivery, and replevin.

(e)           This arbitration clause cannot be modified or waived by either party except in writing, which writing must refer to this arbitration clause and be signed by Borrower and Lender.

10.13      Counterparts

This Agreement and each of the Loan Documents may be executed in one or more counterparts, each of which shall constitute an original agreement, but all of which together shall constitute one and the same instrument.

10.14      Statutory Notice

ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT, OR FORBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

IN WITNESS WHEREOF, Borrower and Lender have caused this Agreement to be duly executed by the respective, duly authorized signatories as of the date first above written.

SP Millennium, L.L.C.

By:	/s/ John Taylor
John Taylor

Madrona Ridge L.L.C.

By:	/s/ John Orehek
John Orehek

EXHIBIT A

to

REVOLVING CREDIT FACILITY AND LOAN AGREEMENT

REVOLVING NOTE

$500,000	April 20, 2004

For value received, the undersigned, SP Millennium L.L.C., a Washington state limited liability company (“Borrower”), promises to pay to the order of Madrona Ridge L.L.C., a Washington state limited liability company (“Lender”) at 1201 Third Avenue, Suite 5400, Seattle, Washington 98101, or such other place or places as the holder hereof may designate in writing, the principal sum of Five Hundred Thousand Dollars ($500,000) or so much thereof as advanced by Lender in lawful, immediately available money of the United States of America, in accordance with the terms and conditions of that certain Revolving Credit Facility and Loan Agreement of even date herewith by and between Borrower and Lender (together with all supplements, exhibits, amendments and modifications thereto, the “Agreement”).  Borrower also promises to pay interest on the unpaid principal balance hereof, commencing as of the first date of an advance hereunder, in like money in accordance with the terms and conditions, and at the rate or rates provided in the Agreement.

Borrower and all endorsers, sureties and guarantors hereof jointly and severally waive presentment for payment, demand, notice of nonpayment, notice of protest and protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default, dishonor or enforcement of the payment of this Note except such notices as are specifically required by this Note or by the Agreement, and they agree that the liability of each of them shall be unconditional without regard to the liability of any other party and shall not be in any manner affected by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Lender.  Borrower and all endorsers, sureties and guarantors hereof, if any, (1) consent to any and all extensions of time, renewals, waivers or modifications that may be granted by Lender with respect to the payment or other provisions of this Note and the Agreement; (2) consent to the release of any property now or hereafter securing this Note with or without substitution; and (3) agree that additional makers, endorsers, guarantors or sureties may become parties hereto without notice to them and without affecting their liability hereunder.

This Note is the Revolving Note referred to in the Agreement and as such is entitled to all of the benefits and obligations specified in the Agreement, including but not limited to any Collateral and any conditions to making advances hereunder.  Terms defined in the Agreement are used herein with the same meanings.  Reference is made to the Agreement for provisions for the repayment of this Note and the acceleration of the maturity hereof.

SP Millennium L.L.C.

By: